PROTALEX, INC.
                             145 Union Square Drive
                               New Hope, PA 189238

                                             February 24, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Jeffrey Rielder
           Albert C. Lee

RE:   PROTALEX, INC.
      REGISTRATION STATEMENT ON FORM SB-2
      FILED NOVEMBER 4, 2004
      FILE NUMBER 333-109846


Dear Sirs:

      We, Protalex, Inc. (the "Company"), are responding to Comment #1 of the Staff of the Securities and Exchange Commission (the "Commission") contained in Mr. Riedler's letter dated February 16, 2005 to Steven H. Kane with respect to the Company's Post-Effective Amendment No. 2 ("Amendment No. 2") to Form SB-2 (the "Registration Statement") referred to above, which amendment was filed on January 25, 2005.

      In response to the Staff's request, the Company advises and represents to the Staff as follows:

1. The Company respectfully advises the Staff that it is not offering any securities under the Registration Statement. Accordingly, the Company has not sold securities using the prospectus dated December 8, 2003 (the "Prospectus") during the period when financial information contained in the Prospectus was not current as required by Section 10(a)(3) of the of the Securities Act of 1933, as amended (the "Act"). This period, which the Company understands began on September 30, 2004 and will continue until a post-effective amendment to the Registration Statement containing updated financial information is declared effective by the Commission, is referred to in this letter as the "Stale Period."

2. To the best of the Company's knowledge, none of the selling stockholders identified in the Prospectus (the "Selling Stockholders") has sold securities under the Prospectus during the Stale Period, with two possible exceptions described in Sections A and B below.

A. In December 2004, the Company became aware that from November 1, 2004 through December 2, 2004, Jonathan Callaghan, a stockholder of the Company, attempted to sell an aggregate of 29,412 shares (the "Callaghan Shares") of the Company's common stock using the Prospectus. Because the securities were legended and the Company had a stop transfer order in effect, a question arose as to whether the sales could appropriately be consummated. Mr. Callaghan represented to the Company that he was unaware the Prospectus included stale financials and requested that Reed Smith LLP, counsel to the Company ("Counsel"), consider the circumstances surrounding the attempted sales and, if appropriate, issue an opinion to Wachovia Bank, N.A., the Company's transfer agent (the "Transfer Agent"), opining that the Callaghan Shares may be transferred by Mr. Callaghan without violation of Section 5 of the Act.

Securities and Exchange Commission
Attention:  Jeffrey Riedler & Albert C. Lee
February 24, 2005
Page 2


      Counsel reviewed representations from both Mr. Callaghan and Mr. Callaghan's broker, Morgan Stanley & Co., Inc. (together, the "Callaghan Representations"), and relying on the Callaghan Representations, determined that the transfer of the Shares was exempt from Section 5 of the Act pursuant to Section 4(1) of the Act. This determination was based, in part, on the following facts:

      (1) at the time of the sale of the Callaghan Shares, Mr. Callaghan was not an "affiliate" of the Company (within the meaning of Rule 144(a) promulgated under the Act) and was the beneficial owner of the Callaghan Shares for more than one year (as determined in accordance with Rule 144(d) promulgated under the Act);

      (2) the amount of the Callaghan Shares, together with all other sales of restricted securities of the same class for the account of Mr. Callaghan within the three months preceding the date of the sale of the Callaghan Shares, did not exceed one percent of the outstanding shares of the Company's common stock;

      (3) the Callaghan Shares were sold only in unsolicited brokers transactions in compliance with the manner of sale provisions of paragraphs (f) and (g) of Rule 144 promulgated under the Act; and

      (4) the Company has been subject to the periodic reporting requirements of Section 13 of the Securities Exchange Act of 1934, as amended, for at least ninety days preceding the sale of the Callaghan Shares and had filed all reports required to be filed thereunder during the twelve months preceding such sale.

      Counsel thereafter issued an opinion to the Transfer Agent opining that the Callaghan Shares may be transferred by Mr. Callaghan without violation of Section 5 of the Act.

B. On December 17, 2004, at the Company's request, the Transfer Agent sent letters to the Selling Stockholders informing them that they may no longer sell shares of the Company's common stock in reliance on the Prospectus because the Prospectus was not compliant with Section 10(a)(3) of the Act. This letter was filed with the Commission on December 21, 2004 as Exhibit
      99.1 to Form 8-K.

      On February 3, 2005, the Company became aware that on February 2, 2005, the John Burd Defined Benefit Plan (the "Burd Plan") attempted to sell 7,000 shares of the Company's common stock using the Prospectus (the "Burd Shares"). Counsel immediately informed Charles Schwab Institutional, the Burd Plan's broker (the "Burd Broker"), that the Burd Plan could not rely on the Prospectus in order to be compliant with Section 5 of the Act. The Burd Broker has represented to Counsel that the trades representing the transfer of the Burd Shares were cancelled. Thereafter, the Company understands that the Burd Plan filed a Form 144 and is selling 7,000 shares of the Company's common stock pursuant to Rule 144, subject to the Transfer Agent's receipt of a Rule 144 opinion from Counsel.

Securities and Exchange Commission
Attention:  Jeffrey Riedler & Albert C. Lee
February 24, 2005
Page 3


      We hope these representations satisfy the Staff's verbal and written requests for supplementary correspondence. If you have any questions about the foregoing, please feel free to contact Donald C. Reinke of Reed Smith at (510) 466-6899 or myself at (215) 862-9720.


                                           Very truly yours,

                                           PROTALEX, INC.


                                           /s/ Steven H. Kane
                                           -------------------------------
                                           Steven H. Kane
                                           President and Chief Executive Officer


cc:  Donald C. Reinke, Esquire